LEAD INVESTOR



R. Peter Weaver

I have known Rand Taylor since the late 1970s. His family has been close to my own since long before this time and we have undoubtedly remained friends, personally and professionally, due to shared values including honesty, integrity, and character. I have seen Rand enjoy tremendous success in prior ventures. I have watched him create and build what began as Fuel Ox, now exceeding his optimistic expectations of several years ago. His team has a strong work ethic and believes in their product. It is a privilege to invest today, not only in Rand but also in his solid business plan for the company.

Invested $7,500 this round